FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number	000-30224

CRYPTOLOGIC INC.

55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada
M4V 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 2, 2006	CRYPTOLOGIC INC. Lewis N. Rose President and Chief Executive Officer

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FOR IMMEDIATE RELEASE

ALL FIGURES IN $US

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

U.S. INTERNET GAMING LEGISLATION VALIDATES

CRYPTOLOGIC'S GLOBAL STRATEGY

Licensees will no longer take U.S. bets; after five years of planning, software provider well-positioned with revenue and customers based in world’s most attractive e-gaming markets.

October 2, 2006 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, announced that effective immediately licensees of WagerLogic Limited, the company’s licensing subsidiary, will not take wagers from U.S.-based players. This is a result of new legislation expected to be signed today by President Bush that prohibits financial transaction processing in the U.S. online gaming market. The company has spent five years preparing for this eventuality by shifting its revenue base to fast-growing European markets, and is positioned for long-term profitability and growth.

“Since 2001, CryptoLogic has been shifting its business to Europe, and our record revenue and earnings in 2005 and 2006 to date flow from our success in the markets that embrace Internet gaming,” said Lewis Rose, CryptoLogic’s President and CEO. “While the new U.S. developments will be a challenge for the whole industry, our company’s diversification, strong balance sheet, thriving European customers and potential new business in emerging markets enable us to face the future with confidence.”

With more than 70% of its licensees’ revenue now coming from outside the U.S., CryptoLogic is one of the industry’s most geographically diversified businesses. The company also enjoys a very strong balance sheet. At June 30, 2006, CryptoLogic had $126 million in cash, $91.7 million in net working capital and no long term debt. Based on historical results, the annualized impact on revenue of today’s decision would have been approximately $30 million for the full year 2006, with an estimated effect on earnings of approximately 80% of that amount. In its remaining business, the company continues to maintain its corporate objective of growing revenue by 20%. Continued, strong organic growth, the launch of Playboy’s non-U.S. facing Internet casino and Internet poker sites and potential signings of new licensees will help CryptoLogic in this goal.

On the evening of Friday, September 29, the U.S. Congress adopted the Unlawful Internet Gambling Enforcement Act of 2006, which prohibits financial transactions processing for certain types of Internet gaming. Certain types of gaming are exempt, including horse racing, state lotteries and intratribal transactions. The legislation addresses previous uncertainties in the law governing non-sports Internet gaming in the U.S.

The U.S. approach contrasts with that of the United Kingdom and other European markets, which are moving to regulate Internet gaming for fiscal and social benefits.

TEL (416) 545-1455   FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

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“We believe Internet gaming can and should be regulated, licensed and taxed. The U.K. model is the right one: create a safe, secure and regulated environment for players to enjoy this form of entertainment,” Rose said. “We will continue to advocate regulation as the logical solution for all stakeholders, including players, investors, and governments. In the meantime, we will continue to deepen our existing relationships and attract potential new customers in Europe, Asia and other thriving and emerging markets.”

CryptoLogic is proceeding with its plan to locate its global headquarters in Ireland, with continued commitment to its operations in Canada, the United Kingdom, Cyprus and Singapore.

As a global and publicly-traded developer and supplier of Internet casino and poker software, CryptoLogic is one of the world’s few companies with government-approved Internet gaming software and remains committed to the highest standards of regulatory compliance.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media only)
Rick Wadsworth, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.